CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations

UPM-Kymmene Corporation
Stock Exchange Release 17 December, 2002 at 12.15 p.m.

UPM-KYMMENE CORPORATION (REPOLA LTD) CONVERTIBLE BONDS 1994
THE COMPANY WILL EXERCISE ITS REDEMPTION RIGHT

Repola Ltd issued an aggregate amount of 161.5 million euro (FIM 960 million) of convertible bonds in 1994 of which 121,747,889.39 euro have been converted into 5,646,264 shares. Respectively 39,712,550.56 euros have not been converted and may be converted into maximum 1,841,736 new shares. Under section 11 of the terms and conditions of the issue, the company has the right to redeem the bonds at par together with any interest accrued to the date of such redemption, at any time on or after 25 March, 1998. The redemption date is 28 February, 2003 and the bondholders who wish to exercise their right of conversion instead of the aforesaid redemption, must request conversion no earlier than 2 January, 2003 and no later than 18 February, 2003.

Redemption on 28 February, 2003

UPM-Kymmene has decided to call the bonds for redemption according to terms and conditions of the bonds. The redemption date is 28 February, 2003. The company will redeem the bonds at par and interest accrued to the date of redemption, due at the asset management branches of Nordea Bank Finland Plc and Sampo Bank plc branch offices offering banking services against the surrender of the bonds starting on the redemption date, however not later than within five (5) years from such redemption date. No interest shall accumulate on the principal amount of the bonds after 28 February, 2003.

Conversion period from 2 January, 2003 to 18 February, 2003

If bondholders wish to exercise their right of conversion instead of the aforesaid redemption, they must request conversion no earlier than 2 January, 2003 and no later than 10 days prior to the redemption date or on 18 February, 2003 at the latest by surrendering the bonds at the asset management branches of Nordea Bank Finland Plc or Sampo Bank plc branch offices offering banking services. If any bonds have not been surrendered for conversion by 18 February, 2003 as described above, bondholders will lose their conversion rights, but have the right of repayment of the principal of the loan at par including interest accrued until 28 February, 2003.

For one convertible bond, nominal value 1,681.88 euros (FIM 10,000), bondholders receive 78 UPM-Kymmene Corporation shares. The price quoted for UPM-Kymmene shares is at the moment considerably above the conversion price EUR 21.56. We wish to bring this to bondholders´ attention before they decide on either conversion into shares or redemption of the bonds at par.

Entering into the trade register and trading of the new shares

According to terms and conditions of the bonds the new shares obtained through conversion shall first rank for dividend for the year 2003 and for voting and other rights as soon as the corresponding increase in the share capital has been entered into the trade register. After the conversions have been effected the new shares will be registered. Thereafter the shares are entered as a new series on the book-entry accounts of the shareholders.

An application will be made to trade the new shares as a separate series on the Helsinki Exchanges. The new shares will be combined with the existing series after the record date for the payment of dividend for the year 2002 or on or about 25 March, 2003.

If all bondholders use their right of conversion, the number of shares increases by a maximum of 1,841,736 shares and share capital by a maximum of 3,130,951.20 euro. The total number of shares will increase to a maximum of 261,957,711 shares and the share capital to maximum 445,328,108.70 euro.

For further information, please contact:
Mr Kari Toikka, Executive Vice President and CFO, UPM-Kymmene, tel. +358 204 15 0014

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
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